BLUE OCEAN ATS, LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

For the Year Ended December 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70452

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Blue Ocean ATS, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__515 N. Flagler Dr. Suite P-300, 515__
                   (No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Wishik	332-910-5070	Edward.Wishik@blueocean-tech.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Rolleri & Sheppard CPAS, LLP__
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009		3437	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Hyndman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Ocean ATS, LLC_____, as of December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer & President

Notary Public State of Florida
Gail Peters
My Commission
HH 259479
Exp. 5/1/2026

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 6



Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Blue Ocean ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blue Ocean ATS, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Blue Ocean ATS, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Blue Ocean ATS, LLC's management. Our responsibility is to express an opinion on Blue Ocean ATS, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Ocean ATS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R a S CPAS, LLP

Rolleri & Sheppard CPA, LLP

We have served as Blue Ocean ATS, LLC's auditor since 2021.

Fairfield, Connecticut
March 21, 2025

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

BLUE OCEAN ATS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	534,323
Securities held		250,524
Accounts receivable		917,718
Deposit with clearing broker		500,000
Prepaid expenses		34,531
	$	2,237,096

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	823,858
Commission payable		38,464
Due to affiliate		248,143
		1,110,465
Commitments and contingencies (Note 8)		-
Member's equity		1,126,631
	$	2,237,096

Note 1   **Organization and nature of business**

Blue Ocean ATS, LLC (the "Company") was formed in 2019 and is a Delaware limited liability company. The Company is a wholly-owned subsidiary of Blue Ocean Technologies, LLC ("Parent"). The Company operates an Alternative Trading System ("ATS") for matching orders in US NMS stocks from 8:00 pm to 4:00 am, eastern standard time, Sunday through Thursday in accordance with its membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii), clearing all transactions on a fully-disclosed basis through its clearing firm.

Note 2   **Summary of significant accounting policies**

Allowance for credit losses
The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2024.

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including operating an ATS. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

BLUE OCEAN ATS, LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Segment Reporting
Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Advertising
The Company expenses the cost of advertising as it is incurred. Advertising expense amounted to $0 for the year ended December 31, 2024.

Revenue recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company provides a trading platform under an ATS. The Company recognizes revenue from transactions on a trade date basis.

Account receivable at December 31, 2024 are $917,718. There are no contract liabilities as of December 31, 2024. Disaggregation can be found on statement of operations for the year ended December 31, 2024.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income taxes
The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2021.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Property and equipment

Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	3 years

Depreciation expense for the year ended December 31, 2024 was $1,362.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024 the Company's net capital was $839,875 which was $765,844 in excess of its required net capital of $74,031. The Company's aggregate indebtedness to net capital was 1.32 to 1.

Note 4   **Concentrations**

Customers

For the year ended December 31, 2024, three customers represented 36% of the Company's revenues.

Cash

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash. Bank balances in excess of FDIC limits is $284,323.

BLUE OCEAN ATS, LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 5   **Clearing arrangements**

The Company has an agreement with RQD* Clearing, LLC ("RQD") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Deposits with clearing broker include the Company's clearing deposit with RQD.

Note 6   **Related party transactions**

The Company shares employees, contractors and technology services with Blue Ocean Technologies, LLC under an expense sharing agreement. For the year ended December 31, 2024, the Company incurred expenses of $2,067,796 related to this agreement. At December 31, 2024, the Company owed Blue Ocean Technologies, LLC $248,143, as shown on the Statement of financial condition as due to affiliate.

Note 7   **Subsequent events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2024 through March 21, 2025, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Note 8   **Commitments and Contingencies**

The Company's Parent has been named a defendant in two separate legal matters. The ultimate outcome is unknown at this time and management of the Company does not anticipate a significant financial impact from these lawsuits.